N E W S   R E L E A S E

Talisman To Hold News Conference Today

CALGARY, Alberta – October 30, 2002 – Dr. Jim Buckee, President and Chief Executive Officer of Talisman Energy Inc. will hold a news conference today at 4:00 p.m. MST.  The conference will be held in the Glen Room 208 of the Telus Convention Centre, 120 – 9th Avenue SE, Calgary, Alberta and is open to accredited media representatives.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

31/02